Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 18, 2014

Relating to Preliminary Prospectus dated June 18, 2014

Registration No. 333-196582

This free writing prospectus relates only to the offering of common stock of Revance Therapeutics, Inc. described below and should be read together with the preliminary prospectus included in the Registration Statement on Form S-1 (File No. 333-196582), as amended, relating to this offering. Revance filed Amendment No. 2 to the Registration Statement on June 18, 2014, to update certain disclosures in the preliminary prospectus dated June 16, 2014 (the “Initial Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement.

This free writing prospectus summarizes the updated disclosures in the preliminary prospectus dated June 18, 2014 (the “Preliminary Prospectus”) included in Amendment No. 2 to the Registration Statement. These updates primarily reflect an increase in the size of the offering from 3,000,000 shares to 4,000,000 shares of common stock and an increase in the underwriters’ option to purchase additional shares from 450,000 shares to 600,000 shares of common stock. A copy of the Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1479290/000119312514240667/d745764ds1a.htm .

You should read the entire Preliminary Prospectus carefully, especially the “Risk Factors” section and the consolidated financial statements and related notes, together with this free writing prospectus, before deciding to invest in our common stock. Unless the context indicates otherwise, as used in this free writing prospectus, references to “Revance,” “company,” “we,” “us,” and “our” refer to Revance Therapeutics, Inc.

Common stock offered:	4,000,000 shares
Underwriters’ option to purchase additional shares:	600,000 shares
Common stock outstanding after this offering:	22,653,301 shares (or 23,253,301 shares if the underwriters exercise in full their option to purchase additional shares)
Net Proceeds:

We estimate the net proceeds from this offering will be approximately $112.2 million (or $129.1 million if the underwriters exercise their option to purchase additional shares in full), based on an assumed public offering price of $30.00 per share (which was the last reported sale price of our common stock as reported on the NASDAQ Global Market on June 17, 2014), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution:	After giving effect to the sale by us of 4,000,000 shares of common stock in this offering at an assumed public offering price of $30.00 per share, which is the last reported sale price of our common stock on The NASDAQ Global Market on June 17, 2014, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2014 would have been $190.9 million, or $8.43 per share. This amount represents an immediate increase in net tangible book value of $4.21 per share to our existing stockholders and an immediate dilution in net tangible book value of $21.57 per share to new investors purchasing shares of common stock in this offering at the assumed public offering price. If the underwriters exercise in full their option to purchase up to 600,000 additional shares of common stock at the assumed public offering price of $30.00 per share, the as adjusted net tangible book value after this offering would be $8.94 per share, representing an increase in net tangible book value of $4.72 per share to existing stockholders and immediate dilution in net tangible book value of $21.06 per share to investors purchasing our common stock in this offering at the assumed public offering price.

Revance has filed a registration statement on Form S-1 (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Revance has filed with the SEC for more complete information about Revance and this offering. You may obtain those documents that are filed for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, you can obtain copies of the preliminary prospectus from Cowen and Company, LLC, c/o Broadridge Financial Services, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, New York 11717, Telephone: 631-274-2806, Fax: 631-254-7140; or from Piper Jaffray & Co., 800 Nicollet Mall, Suite 1000, Minneapolis, MN 55402, Telephone: (800) 747-3924, Email: prospectus@pjc.com.